Mail Stop 3561

August 22, 2008

Craig R. Smith
President and Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

   Re: Owens & Minor, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 28, 2008
     File No. 001-09810
     Definitive Proxy Statement on Schedule 14A
     Filed March 14, 2008
     File No. 001-09810
     Forms 10-Q for Fiscal Quarters Ended
     March 31, 2008 and June 30, 2008
     File No. 001-09810

Dear Mr. Smith:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Exhibits

1.   We note from page five that sales to Premier accounted for 19% and 15% of your
        revenue in 2007 and 2006. With a view to disclosure, advise us whether your
        agreement with Premier constitutes a material contract under Item 601(b)(10) of
        Regulation S-K.

Form 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Exhibits

2.   We note that paragraph four of the certifications required by Exchange Act Rule
        13a-14(a) does not conform with Item 601(b)(31)(i) of Regulation S-K. Please
        file amended Form 10-Qs for March 31, 2008 and June 30, 2008 to include
        corrected certifications.

* * * * *

As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director